                                                                   Exhibit 99.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2006 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the three-month period ended September 30, 2006 as compared to the three-month period ended September 30, 2005. This review was performed by management with information available as of November 6, 2006.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, and HCV-I.E.T. for the treatment of hepatitis C.

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During the three months ended September 30, 2006, the Company achieved the following significant milestones:

     AZD-103 - ALZHEIMER'S DISEASE:

     - TRANSITION AND ELAN PHARMA INTERNATIONAL LIMITED ("ELAN") SIGNED A US$200 MILLION GLOBAL COLLABORATION AGREEMENT TO DEVELOP AND COMMERCIALIZE THE ALZHEIMER'S DISEASE PRODUCT, AZD-103. Under the terms of the agreement, Transition will receive upfront payments of $US15 million and dependent upon the successful development, regulatory and commercial launch of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million and will share the costs of development and profits from commercialization;

     - RECEIVED CLEARANCE FROM THE UNITED STATES FOOD AND DRUG ADMINISTRATION ("FDA") TO COMMENCE PHASE I CLINICAL TRIALS to evaluate the pharmacokinetics and safety of escalating doses of AZD-103 in healthy volunteers;

     - POSITIVE RESULTS RELEASED FROM CANADIAN PHASE I CLINICAL TRIAL OF AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study.

     I.N.T.(TM) - DIABETES:

     - TRANSITION RECEIVED THE REMAINING US$750 THOUSAND OF THE US$1 MILLION RELATING TO THE AMENDED I.N.T.(TM) LICENSE AGREEMENT BETWEEN THE COMPANY AND NOVO NORDISK A/S ("NOVO NORDISK") WHICH RESTATED THE RIGHTS AND RESPONSIBILITIES OF THE PARTIES. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

     - THE COMPANY AND THE JUVENILE DIABETES RESEARCH FOUNDATION INTERNATIONAL ("JDRF"), LOCATED IN THE UNITED STATES, ENTERED INTO AN AGREEMENT IN WHICH THE JDRF WILL PROVIDE MILESTONE DRIVEN FUNDING OF UP TO US$4 MILLION to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period.

     HCV-IET - HEPATITIS C:

     - ANNOUNCED INTERIM DATA FROM A PHASE I/II CLINICAL TRIAL OF HCV-IET IN HEPATITIS C NON RESPONDERS. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

     SUSTAINING FINANCIAL STRENGTH:

     - RECEIVED THE SECOND ANNIVERSARY PAYMENT OF $400,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc ("SCT").

     - EXTINGUISHED THE INDEBTEDNESS ASSUMED RELATED TO THE NOVEMBER 2005 PROTANA ASSET PURCHASE.

Subsequent to the quarter end, the Company:

     - RECEIVED THE FIRST UPFRONT PAYMENT OF US$7.5 MILLION FROM ELAN under the terms of the collaboration agreement for the joint development and commercialization of AZD-103 for the treatment of Alzheimer's disease.

The Company's cash and cash equivalents and short term investments were $13,287,545 at September 30, 2006, and the net working capital position was $13,309,887. Subsequent to the end of the quarter, the Company received the first upfront payment of $US7.5 million and as a result, the Company now believes that it has adequate financial resources for anticipated expenditures until late fiscal 2008.

STRATEGIC COLLABORATION

In March 2006, Transition completed the acquisition of Ellipsis
Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition was the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms including cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize AZD-103. Under the agreement, Transition will receive US$15 million in upfront payments and potentially an additional US$185 million in milestone payments upon the successful development, regulatory approval and commercial launch of AZD-103. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of AZD-103.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

AZD-103 FOR ALZHEIMER'S DISEASE

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S. $100 billion annually.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of AZD-103 in healthy volunteers. The study demonstrated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of AZD-103.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize AZD-103. Under the agreement, Transition will receive US$15 million in upfront payments and potentially an additional US$185 million in milestone payments upon the successful development, regulatory approval and commercial launch of AZD-103. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of AZD-103.

EXPENDITURES FOR THE AZD-103 PROGRAM

During the three months ended September 30, 2006, the Company incurred direct research and development costs for this program as follows:

                        AZD-103 PROGRAM (1)
                        -------------------
Pre-clinical studies          $212,292
Clinical studies               191,418
Manufacturing                  440,469
Other direct research           13,463
                              --------
TOTAL                         $857,642
                              ========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. The costs are presented as gross amounts, prior to the reimbursement of $369,657 of development costs from Elan which has been netted against R&D expense.

I.N.T.(TM) FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products E1- I.N.T.(TM) and GLP1- I.N.T.(TM). Transition has completed enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the FDA and are proceeding at multiple clinical sites in the U.S.

LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total U.S.$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed GLP1-I.N.T.(TM) technology.

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 [U.S. $500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [U.S. $500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [U.S. $250,000] was received during the three-month period ended September 30, 2006.

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totaling $US46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

To date, under the Licensing Agreement, the Company received $1,968,580 [U.S. $1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue recognized for the three month period ended September 30, 2006 is $32,811 [three-month period ended September 30, 2005 - $32,811].

In addition, the Company has received $1,191,025 [U.S. $1,000,000] from Novo Nordisk in research and development funding as of September 30, 2006. Under the terms of the initial agreement, $385,671 [U.S. $317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Licensing Agreement, the Company has applied $502,300 [U.S. $412,266] against patent costs incurred prior to the date of amendment and research and development costs. The remaining $303,054 [U.S. $270,604] will be applied against research and development costs incurred in fiscal 2007 and accordingly, have been classified as current deferred revenue at September 30, 2006.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics.

Transition has completed enrolment for these two clinical trials which are evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. During fiscal 2006 the Company announced blinded safety and efficacy data from the ongoing exploratory Phase IIa clinical study of E1-I.N.T.(TM) for type I diabetes patients. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.(TM) over the next two years.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the three months ended September 30, 2006, the Company incurred direct research and development costs for this program as follows:

                                    I.N.T.(TM) PROGRAM (1)
                                    ----------------------
Pre-clinical studies                       $174,000
Clinical studies                            250,947
Manufacturing and inventory usage            50,565
Other direct research                        29,344
                                           --------
TOTAL                                      $504,856
                                           ========

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. The costs are presented as gross amounts, prior to the reimbursement of $267,246 of development costs from Novo Nordisk which has been netted against R&D expense.

I.E.T. FOR HEPATITIS C AND MS

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. The combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(alpha) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial was designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels. Our next steps in the development of the product will be to seek a partner to perform a larger study to identify the optimal dosing regimen for this therapy.

MS-I.E.T. FOR MS

The landscape of the MS therapeutic market has changed significantly with the re-introduction of natalizumab (Tysabri(R)) and the promising data recently reported with agents currently in clinical development. These new therapies and drug candidates are demonstrating levels of efficacy in MS patients that are approximately twice that of interferon beta. In addition, these new therapies are more convenient for patients as they are either administered orally or require fewer injections than interferons.

As the future care of MS patients may be less focused on the use of interferons, the product opportunity for MS-I.E.T. has diminished. Transition has decided to discontinue further development of the MS-I.E.T. program and will focus its clinical development and financial resources on its leading products in Alzheimer's disease, diabetes and hepatitis C.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the three months ended September 30, 2006, the Company incurred direct research and development costs for this program as follows:

                                    I.E.T. PROGRAM (1)
                                    ------------------
Clinical studies                          $26,184
Manufacturing and inventory usage          48,433
Other direct research                       6,837
                                          -------
TOTAL                                     $81,454
                                          =======

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

DRUG DISCOVERY INITIATIVES

As part of the acquisition of the Optimol drug discovery technology, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. Transition has completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:

ISLET NEOGENESIS THERAPY (I.N.T.(TM))
DIABETES

                                     (CHART)

INTERFERON ENHANCING THERAPY (I.E.T.)
HEPATITIS C

                                     (CHART)

DISEASE-MODIFYING SMALL MOLECULES
ALZHEIMER'S DISEASE

                                     (CHART)

RESULTS OF OPERATIONS

For the three months ended September 30, 2006, the Company recorded net income of $1,770,912 ($0.01 per common share) compared to a net loss of $4,322,288 ($0.04 per common share) for the three months ended September 30, 2005. This decrease in net loss of $6,093,200 or 141% is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc, and changes in temporary tax differences of the Company, resulting in a future income tax recovery of $7,326,587. Additionally, the decrease in net loss can also be attributed to the milestone revenue relating to the amended Novo Nordisk agreement, and the gain recognized on net assets transferred under contractual obligation. The decrease in net loss was partially offset by an increase in research and development expenses, general and administrative expense, amortization expense relating to the full quarter impact of amortization expense recorded against the technology, products and patents acquired from ENI and the technology, patents and workforce resulting from the purchase of certain assets of Protana.

RESEARCH AND DEVELOPMENT

Research and development increased $151,327 from $1,479,694 for the three months ended September 30, 2005 to $1,631,021 for the three months ended September 30, 2006. This increase of $151,327 or 10% was primarily the result of an increase in clinical development costs related to AZD 103 and costs incurred by the drug discovery group as the Company had not acquired the drug discovery platform in the three-month period ended September 30, 2005. These increases were partially offset by decreases in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) clinical trials, the reimbursement by Elan for a portion of the AZD-103 development costs incurred as well as a decrease in patent expenses and reimbursement of E1-I.N.T.(TM) development costs resulting from the amended Novo Nordisk agreement.

The Company anticipates that research and development expenses will increase during the second quarter of fiscal 2007 as the Company will incur net development costs relating to advancing AZD-103 through Phase I, clinical development costs associated with advancing GLP1-I.N.T.(TM) into Phase I trials, and costs relating to the drug discovery platform.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $1,029,393 for the three months ended September 30, 2006 from $692,313 for the three months ended September 30, 2005. This increase of $337,080 or 49% primarily resulted from increased corporate development activities relating to the collaboration agreement with Elan, increased option expenses and an increase in salaries and associated recruiting fees incurred to strengthen the finance and management teams.

The Company anticipates that general and administrative expenses will increase slightly in the second quarter of fiscal 2007 as the Company incurs additional corporate development and investor relation costs, in line with the Company's strategy for its next stage of growth.

AMORTIZATION

Amortization increased by $1,917,473 or 95% to $3,927,804 for the three months ended September 30, 2006 as compared to $2,010,331 for the same period in 2005. The increase in amortization expense resulted from the full quarter impact of technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana.

In the absence of additional acquisitions, the Company anticipates that amortization expense will be consistent in the second quarter of fiscal 2007.

RECOVERY OF FUTURE INCOME TAXES

Recovery of future income taxes increased from Nil for the three-month period ended September 30, 2005 to $7,326,587 for the three-month period ended September 30, 2006. The increase in recovery of future income taxes is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity, resulting in a future income tax recovery of $6,630,183. An additional future income tax recovery of $696,404 arose from changes in temporary differences during the three-month period ended September 30, 2006, for a total recovery of $7,326,587.

The Company anticipates that future income tax recovery will decrease significantly in the second quarter of fiscal 2007 as the Company will only recognize future income tax assets to the extent they offset the remaining future income tax liability.

INTEREST INCOME, NET

Interest income for the three months ended September 30, 2006, was $111,241 as compared to $93,784 for the three months ended September 30, 2005. This increase of $17,457 or 19% in interest income primarily resulted from strengthened cash management and an increase in interest rates.

In light of the increased cash balance resulting from the up-front payment received from Elan subsequent to the three-month period ended September 30, 2006, interest income is expected to increase during the second quarter of fiscal 2007.

CAPITAL EXPENDITURES

During the three months ended September 30, 2006, the Company's capital expenditures were $9,164, as compared to $102,591 for the three months ended September 30, 2005. The capital expenditures for the three month period ended September 30, 2006 related to accounting software and computer hardware equipment additions. The Company anticipates additional capital expenditures will be incurred in the second quarter of fiscal 2006 as the Company completes the migration to the new accounting software system.

SCT ANNIVERSARY PAYMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000 and anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil.

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the statement of income (loss). Total payments received to date amount to $1,200,000 with $2,300,000 in anniversary payments remaining to be paid over the next two fiscal years.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2006.

                                FIRST         SECOND        THIRD         FOURTH
                               QUARTER       QUARTER       QUARTER       QUARTER
                             -----------   -----------   -----------   -----------
2007
Revenue                      $   585,461
Net income                   $ 1,770,912
Basic and diluted net
   income per Common Share   $      0.01

2006
Revenue                      $   114,901   $   190,651   $    32,811   $    32,811
Net (loss) (1)               $(4,322,288)  $(5,307,972)  $(6,536,992)  $(7,374,149)
Basic and diluted net
   (loss) per Common Share   $     (0.04)  $     (0.04)  $     (0.05)  $     (0.04)

2005
Revenue                                    $    32,811   $    32,811   $    32,811
Net (loss) (1)                             $(3,660,041)  $(3,504,427)  $(4,515,199)
Basic and diluted net
   (loss) per Common and
   Class B Share                           $     (0.03)  $     (0.03)  $     (0.04)

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December, 2004.

With the exception of the first quarter fiscal 2007, the quarterly results of Transition have remained fairly stable with fluctuations primarily the result of changes in activity levels of the clinical trials being performed by the Company, losses of company transferred under contractual arrangement (SCT), recognition of equity losses relating to ENI, changes in the recovery of future income taxes, expensing of stock options and the strengthening of the Company's management team. The results for the first quarter fiscal 2007 are not representative of historical or expected near term earnings as the net income was significantly positively impacted by the recovery of future income taxes resulting from the amalgamation of several Transition subsidiary companies.

CRITICAL ACCOUNTING ESTIMATES

The Company's critical accounting estimates are as described in the Company's annual MD&A, which can be found on SEDAR at www.SEDAR.com.

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

The Company has not adopted any new accounting policies during the three-month period ended September 30, 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in fiscal 2007 and beyond. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

SECTION 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on specified criteria.

SECTION 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at September 30, 2006, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting during the three-month period ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone and licensing fees, management fees relating to ENI and a gain from the net assets of SCT transferred under contractual arrangement. The Company has incurred a cumulative deficit to September 30, 2006 of $68,256,579. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits and short-term investments.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position were $13,287,545 and $13,309,887, respectively, at September 30, 2006, decreased from June 30, 2006 balances of $15,005,437 and $14,286,044, respectively. The decrease is the net result of expenditures incurred during the three-month period ended September 30, 2006, partially offset by the milestone payment received from Novo Nordisk in the amount of $552,650 as well as the second anniversary payment from the sale of SCT of $400,000.

Subsequent to the end of the quarter, the Company received the first upfront payment of $US7.5 million from Elan and as a result, the Company now believes that it has adequate financial resources for anticipated expenditures until late fiscal 2008.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

The Company extinguished the indebtedness assumed relating to the November 2005 Protana asset purchase through final payments disbursed in the three-month period ended September 30, 2006.

CONTRACTUAL OBLIGATIONS

At September 30, 2006, the Company is committed to aggregate expenditures of $200,000 under its collaboration agreements. In addition, the Company is committed to aggregate expenditures of approximately $5,150,000 for clinical and toxicity studies to be completed during fiscal 2007. However, approximately $850,000 of the clinical and toxicity studies obligation relates to Elan's share of the committed AZD 103 development cost.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at November 6, 2006 the Company has 157,459,239 common shares outstanding.

STOCK OPTIONS

As at November 6, 2006, the Company has 6,086,369 stock options outstanding with exercise prices ranging from $0.28 to $1.42 and expiry dates ranging from November 26, 2006 to October 16, 2011. At November 6, 2006, on an if-converted basis, these stock options would result in the issuance of 6,086,369 common shares at an aggregate exercise price of $4,359,331.

RISKS AND UNCERTAINTIES

The Company's risks and uncertainties are as described in the Company's annual MD&A, which can be found on SEDAR at www.SEDAR.com.